Columbia Seligman Premium Technology Growth Fund, Inc.
290 Congress Street
Boston, MA 02210
October 30, 2024
VIA EDGAR
Ms. Yoon Choo
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549
RE:
Columbia Seligman Premium Technology Growth Fund, Inc. (the Registrant) Short-Form Registration Statement on Form N-2 Filing (N-2)

File Nos. 333-280485/811-22328
Dear Ms. Choo:
The Registrant is filing, pursuant to General Instruction A.2 in Form N-2, a short-form registration statement (N-2) on Form N-2 in reliance on Rule 415. In addition, the Registrant is filing this Pre-Effective Amendment No.1 to incorporate changes made to the prospectus and Statement of Additional Information in response to comments made by the SEC staff to Registration Statement of the Registrant filed on Form N-2.
The Fund has received and currently relies upon an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.
Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the Registration Statement filed on Form N-2 for the Registrant on October 30, 2024 be accelerated so that it will be declared effective on November 15, 2024 at 8 a.m., Eastern Time or as soon thereafter as practicable.
If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.
Sincerely,

Joseph D’Alessandro Assistant Secretary Columbia Seligman Premium Technology Growth Fund, Inc.